CAMILO GUZMAN



EXECUTIVE PROFILE

Seasoned bilingual business executive with over 45 years of proven success in operations, logistics, sales, and international business development. Visionary entrepreneur and founder of five successful companies across the U.S. and Colombia. A strategic thinker with hands-on leadership in building and optimizing supply chains, manufacturing, and distribution systems.

Expert in cross-border operations, and go-to-market execution. Known for a disciplined approach to growth, outstanding customer relationships, and the ability to lead diverse teams in dynamic environments. Currently leading three thriving businesses, overseeing every aspect from strategic planning to day-to-day execution.

CORE COMPETENCIES

• Strategic Operations Management
• International Logistics & Supply Chain
• Manufacturing Startups & Scale-Ups
• Sales Expansion & Channel Development
• Cross-Border Trade & Distribution
• Entrepreneurial Leadership & Execution
• Latin American Market Expertise
• Fluent in Spanish & Conversational Portuguese
• Business Process Optimization
• Budgeting, Forecasting & Financial Planning

PROFESSIONAL EXPERIENCE

- Grupo Colnatu SAS – Armenia, Quindío, Colombia

Co-Founder & Director of Operations | 2017 – Present

- Spearheaded the planning and construction of a modern manufacturing facility from the ground up.
- Direct all plant operations, supply chain systems, and logistics.
- Built a streamlined structure for raw material sourcing, production, and exportation.
- Manage cross-functional teams and lead compliance with international food safety and trade standards.

- Artisan Tropic, LLC – Charlotte, NC, USA

Co-Founder & Director of Operations & Business Development | 2014 – Present

- Oversaw full operational scale-up, transforming a small startup into a national brand with presence in over 6,000 U.S. retail locations.
- Developed and optimized direct-to-store delivery (DSD) and third-party logistics (3PL) partnerships.

- Implemented cost-effective inventory, warehouse, and freight management systems.
- Led business expansion through Walmart, Whole Foods, and Costco partnerships.

- **Rikkos Inc. – Charlotte, NC, USA**

President & Co-Owner | 2007 – 2021

- Directed sales, distribution, and logistics for the foodservice and retail sectors.
- Established DSD systems across North and South Carolina.
- Designed and executed regional commercial and marketing strategies.
- Managed fleet and routing logistics, ensuring optimal delivery schedules and costs.

- **Conitex Sonoco USA – Gastonia, NC, USA**

International Sales & Operations Manager | 1994 – 2006

- Increased annual sales from $400K to $1.7M across Latin America.
- Managed international accounts and export logistics to Mexico, Central and South America.
- Led a joint venture setup in Mexico City, handling operations transition and management recruitment.
- Participated in major trade shows and contract negotiations throughout the Americas.

ENTREPRENEURIAL & CONSULTING PROJECTS

Independent Consultant (USA & Colombia) | 2007 – 2021

- Advised U.S.-based companies on entering Latin American markets.
- Conducted market research and established strategic partnerships in the filtration and plastics industries.
- Built distribution models tailored to each country's logistics infrastructure.

COMMUNITY LEADERSHIP

Latino Credit Union – Charlotte, NC

Board Member & Feasibility Coordinator | 1998 – 1999

- Led studies and planning for the establishment of a financial institution focused on serving Latin communities.

EDUCATION

B.S. in Business Administration
Universidad del Rosario – Bogotá, Colombia

Professional Development:
Seminars in Bottling, Packaging, Financial Analysis, International Trade, and Computer Systems